UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HORIZON HEALTH CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

44041Y104
(CUSIP Number)

May 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	44041Y104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only.)

James Ken Newman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) [ ] (a) (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of Shares Bene- ficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power -0-
7. Sole Dispositive Power -0-
8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) -0-

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer

Horizon Health Corporation

(b) Address of Issuer's Principal Executive Offices

2941 S. Lake Vista Drive
Lewisville, Texas 75067

Item 2.

(a) Name of Person Filing

James Ken Newman

(b) Address of Principal Business Office or, if none, Residence

700 El Paseo
Denton, Texas 76205

(c) Citizenship

United States of America

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

44041Y104

Item 3.

Not Applicable

Item 4. Ownership

(a) Amount beneficially owned:

See Item (9) of Cover Page.

(b) Percent of class:

See Item (11) of Cover Page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item (5) of Cover Page.

(ii) Shared power to vote or to direct the vote:

See Item (6) of Cover Page.

(iii) Sole power to dispose or to direct the disposition of:

See Item (7) of Cover Page.

(iv) Shared power to dispose or to direct the disposition of:

See Item (8) of Cover Page.

Item 5. Ownership of Five Percent or Less of a Class

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2007	/s/ James Ken Newman
James Ken Newman